[AMERICAN WATER WORKS COMPANY, INC. LETTERHEAD]

Linda Sullivan

Executive Vice President & CFO

1025 Laurel Oak Road

Voorhees, NJ 08043

856-309-4663 - Office

Linda.sullivan@amwater.com

May 3, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	American Water Works Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 001-34028

Dear Ms. Thompson:

On behalf of American Water Works Company, Inc. (“we”, “us”, “our”, or the “Company”), this letter responds to the letter dated April 20, 2016 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Comment Letter”) to Linda G. Sullivan, Executive Vice President and Chief Financial Officer of American Water Works Company, Inc., related to the above-referenced Form 10-K filed by the Company.

We respectfully submit the following responses to the comments contained in the Comment Letter. For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows Provided by Operating Activities, page 45

1.	We note your disclosure that cash flows from operations increased in 2015 primarily due to higher net income. Please provide a more informative analysis and discussion of operating cash flows. In doing so, explain the underlying reasons and implications of material changes between periods, including changes in working capital components, to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not solely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

United States Securities and Exchange Commission

Division of Corporation Finance

May 3, 2016

Response:

The company acknowledges the Staff’s comment.

The summary table on page 45 in Management’s Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources-Cash Flows Provided by Operating Activities, was intended to better assist the reader in understanding the changes in cash flows from operating activities with the material change being a $53 million increase in net income. The main drivers of this increase were described in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Results of Operations and included higher operating revenue, partially offset by higher operation and maintenance expense. To a lesser extent, there was an increase in non-cash activities driven mainly by an increase in pension/post-retirement benefit expense and higher deferred taxes. Pension/post-retirement benefit expense increased in 2015 due to changes in actuarial assumptions, including adoption of new mortality tables. The increase in deferred taxes was due to accelerated tax depreciation related to infrastructure investments. Offsetting these non-cash increases were changes in working capital. We do not believe that the changes, other than the change in net income, were material to an understanding of the change in cash flows from operations during 2015. In future filings, where net income is a material factor in changes of cash flows from operations, we will include a discussion of changes in net income, or a cross-reference to the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations- Consolidated Results of Operations. Also, in future filings, we will provide in additional detail in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations the underlying reasons and implications of material changes between periods in non-cash activities and changes in working capital.

Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 66

2.	We note that you categorized removal costs from property, plant and equipment retirements, net as an investing activity. Please tell us the nature of these expenditures and why you believe that such expenditures should be classified within investing activities, rather than operating activities.

Response:

The Company acknowledges the staff comments and will describe the nature of these expenditures and why we believe such expenditures should be classified within investing activities below.

United States Securities and Exchange Commission

Division of Corporation Finance

May 3, 2016

Nature of Expenditures

Removal costs from property, plant and equipment retirements, net, or “cost of removal” are related to our rate regulated businesses. As defined by the National Association of Regulatory Utility Commissioners Uniform System of Accounts, “cost of removal” represents the costs of demolishing, dismantling, tearing down or otherwise removing utility plant, including the cost of transportation and handling incidental thereto. Like most water and other utilities, our removal costs are not representative of legal obligations to replace, but rather are associated with the removal of a fixed asset or asset component so that it can be replaced with another fixed asset or asset component. Due to our use of the composite method of depreciation, and consistent with the Uniform System of Accounts and manner in which such costs are recovered through rate regulation, we capitalize costs of removal by charging accumulated depreciation as expenditures are incurred. Removal costs are included in regulatory assets or liabilities balances and regulators allow us to recover the cost of that investment through customer rates over the estimated useful life through composite depreciation and the opportunity to earn a return on that investment.

Classification within investing activities

ASC 230-10-20 defines investing activities to include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory).” Additionally, ASC 230-45-13(c) indicates that payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment and other productive assets are cash outflows for investing activities. As such and since the cost of removal is associated with the replacement of assets, we believe that it is appropriate to classify our cost of removal in the same manner as the cash flows associated with those replacement assets, which is in the investing section of the cash flow.

In summary, we classify cost of removal expenditures within investing activities based on our public utility commissions’ treatment and viewpoint on these expenditures, the fact that our classification coincides with the treatment of capitalized plant costs as well as the guidance provided within ASC 230. Lastly, we believe that our classification of cost of removal expenditures is consistent with other rate-regulated utilities that utilize composite depreciation and, as such, also provides comparability of our cash flows with other similar issuers in the utility industry.

As requested in the Comment Letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

May 3, 2016

If you have any questions regarding the Company’s responses or otherwise wish to address these matters further, please contact me at (856) 309-4663.

Sincerely,

/s/ Linda G. Sullivan

Linda G. Sullivan

Executive Vice President and Chief Financial Officer

American Water Works Company, Inc.